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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                SCHEDULE 14D-9/A

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 Amendment No. 2

                              CASTLE & COOKE, INC.
                            (Name of Subject Company)

                              CASTLE & COOKE, INC.
                        (Name of Person Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    148433105
                      (CUSIP Number of Class of Securities)

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                               EDWARD C. ROOHAN
                     VICE PRESIDENT, CHIEF FINANCIAL OFFICER
                              CASTLE & COOKE, INC.
                            10900 WILSHIRE BOULEVARD
                              LOS ANGELES, CA 90024
                                 (310) 208-6055
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person Filing Statement)

                                    COPY TO:

        ANDREW E. BOGEN, ESQ.                       CHARLES F. NIEMETH, ESQ.
    GIBSON, DUNN & CRUTCHER, LLP                     O'MELVENY & MYERS, LLP
 333 SOUTH GRAND AVENUE, SUITE 4800                   153 EAST 53RD STREET
        LOS ANGELES, CA 90071                       NEW YORK, NY 10022-4611
           (213) 229-7000                                (212) 326-2000

/_/     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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                                  INTRODUCTION

         This Amendment No. 2 amends and supplements the Solicitation and Recommendation Statement on Schedule 14D-9 (the "Solicitation Statement") filed on May 31, 2000 and subsequently amended by Castle & Cooke, Inc. a Hawaii corporation (the "Company") and relates to an Offer by Castle Acquisition Company, Inc. a Hawaii Corporation ("Purchaser") and a wholly-owned subsidiary of Castle & Cooke Holdings, Inc., a Delaware corporation ("Parent") and a wholly-owned subsidiary of Flexi-Van Leasing, Inc., a Delaware corporation ("FLX") which is 100% owned by David H. Murdock, to purchase all of the outstanding shares of common stock, having no par value (the "Shares"), of the Company, at a purchase price of $18.50 per Share ("Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2000, (the "Original Offer") and in the related Letter of Transmittal, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Solicitation Statement.


ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSONS.

Item 2 of the Solicitation Statement is supplemented by adding the following information thereto:


         On June 22, 2000, Purchaser and Parent amended the Offer to increase the Offer Price from $18.50 per Share to $19.25 per Share as contemplated by the terms of a proposed settlement of eight purported class action lawsuits filed against the Company, FLX and Mr. Murdock, among other parties, relating to the Offer and the Merger. The Offer to Purchase was supplemented by a First Supplement to Offer to Purchase For Cash, dated June 28, 2000 ("Supplement"), which reflects the increase in the Offer Price, certain other conditions and other additional information. The Supplement is filed as
Exhibit 99(a)(18) to the Amendment No. 2 to the Tender Offer Statement filed by the Purchaser on June 28, 2000 ("Revised Schedule TO"). The Original Offer, as revised by the Supplement, is referred to herein as the "Revised Offer." The increase in the Offer Price and the additional conditions are reflected in the Amendment to Agreement and Plan of Merger, dated as of June 27, 2000, among Parent, Purchaser, FLX and the Company (the "Amendment").


ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Solicitation Statement is supplemented by adding the following information thereto:

THE MERGER AGREEMENT

         The summary of the Amendment and the description of the conditions of the Revised Offer contained in Section 5 of the Supplement and filed as
Exhibit 99(a)(18) to the Revised Schedule TO are incorporated herein by reference. Section 5 of the Supplement also discusses the Company's new Deferred Compensation Plan and the Merger related feature of that plan.

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ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

Item 4 of the Solicitation Statement is supplemented by adding the following information thereto:

BACKGROUND OF THE OFFER; CONTACTS WITH PARENT


         The description of the Background of the Revised Offer contained in
Section 2 of the Supplement and filed as Exhibit 99(a)(18) to the Revised Schedule TO is incorporated herein by reference.


REASONS FOR THE RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS.


         The reasons for the recommendation of the Special Committee and the Board of Directors contained in Section 3 of the Supplement and filed as
Exhibit 99(a)(18) to the Revised Schedule TO is incorporated herein by reference.



ITEM 8.  ADDITIONAL INFORMATION

         Item 8 of the Solicitation Statement is supplemented by adding the following information thereto:

         On June 8, 2000, the Company was granted early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, by the United States Federal Trade Commission.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Item 9 of the Solicitation Statement is supplemented by adding the following information thereto:


EXHIBIT NO.             DESCRIPTION
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
(a)(10)                 First Supplement, dated June 28, 2000, to Offer to
                        Purchase for Cash dated May 31, 2000, (incorporated
                        herein by reference to Exhibit 99(a)(18) to the Revised
                        Schedule TO of FLX, Parent and Purchaser filed on
                        June 28, 2000).

(a)(11) Revised Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99(a)(19) to the Revised
                        Schedule TO of FLX, Parent and Purchaser filed on
                        June 28, 2000).

(a)(12)                 Amendment to the Agreement and Plan of Merger dated as
                        of May 19, 2000 by and among FLX, Parent, Purchaser and
                        the Company entered into June 27, 2000 (incorporated herein by reference to Exhibit 99(d)(4) to the Revised
                        Schedule TO of FLX, Parent and Purchaser filed on
                        June 28, 2000).

(a)(13)                 Appendix C of Bear Stearns' Presentation to the
                        Special Committee of the Board of Directors dated
                        May 19, 2000 (incorporated herein by reference to
                        Exhibit 99(c)(5) to the Revised Schedule TO of FLX,
                        Parent and Purchaser filed on June 28, 2000).
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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                     CASTLE & COOKE, INC.

                                     By: /s/ Dean R. Estrada
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                                                  Dean R. Estrada
                                                     Treasurer

Dated:   June 28, 2000

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